NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 31, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 20, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between FX Alliance Inc and CB Transaction Corp., a wholly-owned subsidiary of Thomcorp Holdings Inc., an indirect and wholly-owned subsidiary of Thomson Reuters Corporation, which became effective before the opening on August 20, 2012, each outstanding share of Common Stock of FX Alliance Inc. not previously tendered was canceled and converted into $22.00 per share in cash paid in the tender offer. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 20, 2012.